December 14, 2004

BY HAND, FACSIMILE AND EDGAR

Ms. Sasha Parikh Staff Accountant Securities and Exchange Commission Division of Corporation Finance Mail Stop 3-9 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	National Financial Partners Corp. SEC File No. 1-31781 Form 8-K filed November 8, 2004

Dear Ms. Parikh:

On behalf of National Financial Partners Corp., a Delaware corporation (the “Company” or “we”), we respectfully submit a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 7, 2004.

We do not believe an amendment to the Form 8-K filed on November 8, 2004 is necessary and have set forth our reasons below. For the convenience of the Staff, we have restated in this letter the Staff’s comment above our response.

Sasha Parikh December 14, 2004 Page 2

Staff comment

1.	Please provide a brief description of the facts underlying the conclusion to the extent known to the company at the time of the filing as required by Item 4.02(a) of Form 8-K. For instance, indicate the following:

•	the facts and circumstance which led the company to believe that revenue should be recorded on a net basis rather than on a gross basis

•	why the change affects the third quarter ended September 30, 2003 and subsequent periods (i.e. why not periods prior to 9/30/03 affected)

•	the amount of the change

Response

The Company does not believe an amendment to the Form 8-K is necessary for the following reasons:

1. The Company respectfully believes it has disclosed “a brief description of the facts” underlying the conclusion of its Board of Directors to the extent known by the Company at the time of filing, as required by Item 4.02(a) of Form 8-K. In its Current Report on Form 8-K filed on November 8, 2004 (the “November 8th 8-K”), the Company identified the applicable accounting provision and briefly described the facts underlying the conclusion: “[I]n accordance with Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” certain revenue received by the subsidiary in connection with its billing, collection and remittance services for premiums due to insurance carriers should have been reported on a net basis and not on a gross basis.” The Company also disclosed the amount of the change in the quarterly financial supplement for the period ended September 30, 2004 referenced in the November 8th 8-K.

2. The Company has further clarified and prominently disclosed the facts underlying the conclusion of its Board of Directors regarding non-reliance in filings made subsequent to the filing of the November 8th 8-K, including its (i) Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed on November 12, 2004, (ii) amended Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on November 19, 2004, (iii) amended Quarterly Report on Form 10-Q/A for the period ended September 30, 2003 filed on November 19, 2004, (iv) amended Quarterly Report on Form 10-Q/A for the period ended March 31, 2004 filed on November 19, 2004, and (v) amended Quarterly Report on Form 10-Q/A for the period ended June 30, 2004 filed on November 19, 2004. The Company disclosed, among other things, that during the third quarter of 2004, the Company determined that one of its subsidiaries had incorrectly applied the provisions of EITF Issue No. 99-19 effective beginning in 2000 to

Sasha Parikh December 14, 2004 Page 3

transactions in which the subsidiary collected and remitted premiums on behalf of certain insurance carriers and their clients without acting as a principal or assuming the primary obligation in the relationship. In addition, the Company provided a summary of the effects of the restatement to reclassify commissions and fees revenue and commissions and fees expense amounts in “As previously reported” and “As restated” columns that show the amount of the change as requested by the third bullet in the Staff’s comment.

The Company does not believe the public would benefit from the Company’s amending its November 8th 8-K at this date to include information that has previously been made publicly available, including in numerous filings of the Company on the Commission’s EDGAR filing system.

3. The change did affect periods prior to September 30, 2003. The Company determined that the aforementioned subsidiary had incorrectly applied the provisions of EITF Issue No. 99-19 effective beginning in 2000. However, because the Company became a public company in September 2003, the Company’s financial reports for periods prior to September 30, 2003 are not filed on EDGAR. In accordance with the requirements of Form 8-K, the Company identified in its November 8th 8-K all “previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X” that should no longer be relied upon. The Company disclosed it would “restate the previously filed consolidated financial statements contained in the Company’s third quarter 2003 Form 10-Q, 2003 Form 10-K and first and second quarter 2004 Form 10-Qs.” In Item 6 (Selected Financial Data) to the Company’s amended Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on November 19, 2004, the Company has provided restated commissions and fees revenue and expense amounts from January 1, 2000.

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Sasha Parikh December 14, 2004 Page 4

Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.

Very truly yours,

/s/ Mark C. Biderman Mark C. Biderman

cc:	Douglas W. Hammond, Esq. Executive Vice President and General Counsel National Financial Partners Corp. 787 Seventh Avenue, 49th Floor New York, NY 10019

Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY, 10036